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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 0-27346

TRIPLE P N.V.
(Translation of registrant's name into English)

Ir. D.S. Tuynmanweg 10,
4131 PN Vianen, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

        On January 28, 2004, the Company issued a press release regarding its preliminary results of operations for the twelve months ended December 31, 2003. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1
Press Release issued on January 28, 2004

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRIPLE P N.V.
By:	/s/ HUUB CRIJNS
Name: Huub Crijns Title: Chief Executive Officer
By:	/s/ PETER VAN DEN OORD
Name: Peter van den Oord Title: Chief Financial Officer
By:	/s/ PETER BLOKHUIS
Name: Peter Blokhuis Title: Concern Controller

Date: January 28, 2004

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TRIPLE P N.V. (Translation of registrant's name into English)
Ir. D.S. Tuynmanweg 10, 4131 PN Vianen, The Netherlands (Address of principal executive offices)
Signatures